Exhibit 99.1

Caesarstone Reports First Quarter 2013 Results

•	First Quarter Revenue Up 13.5% to $76.4 million
•	Net Income Attributable to Controlling Interest More Than Doubled to $10.5 million
•	EPS of $0.30; Adjusted EPS of $0.32

MP MENASHE, Israel – May 8, 2013 – (BUSINESS WIRE) -- Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its first quarter ended March 31, 2013.

Revenues in the first quarter of 2013 increased by 13.5% to $76.4 million compared to $67.3 million in the same quarter of the prior year. Growth in revenues was experienced in each region, but was primarily driven by continued increases in sales in the United States and Canada, up 26.3% and 21.8%, respectively, compared to the same period in the prior year.  On a constant currency basis, first quarter revenue growth was 13.9% compared to the same period last year.

Yosef Shiran, Chief Executive Officer, commented, “We are pleased to have begun the year with a good first quarter.  Our growth in North America continues to be strong and we are excited to build our presence into the fast-growing U.S. and Canadian markets as they embrace quartz as a superior material.  We are also pleased to see growth in sales and margins following a strong global response to our innovative Super-Naturals product line.”

Gross margin in the first quarter was 44.8% compared to 41.8% in the same period in the prior year.  The Company noted that in the first quarter of last year, excluding compensation related to its initial public offering, gross margin was 43.0%. The comparable year-over-year improvement resulted from benefits of scale, higher margins associated with new products, and favorable changes in the regional mix of revenues.

Operating expenses in the first quarter were $21.1 million, or 27.7% of revenues. This compares to the prior year’s first quarter level of $21.0 million, or 31.2% of revenues. The Company noted that expenses in the first quarter of 2012 included $1.1 million for non-recurring compensation costs related to the Company’s initial public offering and $0.8 million of management fees.  Excluding these expenses, operating expenses were 28.3% of revenues.

Operating income in the first quarter increased by 82.5% from the first quarter of 2012 to $13.1 million, a margin of 17.1%.  This compares to operating income in the first quarter of last year of $7.2 million, or 10.6% of revenues.

Adjusted EBITDA, which excludes share-based compensation, the excess cost of acquired inventory and other non-recurring costs, increased by 28.9% to $17.6 million in the first quarter, a margin of 23.1%. This compares to adjusted EBITDA of $13.7 million, a margin of 20.3% in the first quarter of the prior year.

Finance expense in the first quarter was $0.2 million compared to finance expense of $1.5 million during the same period in the prior year, which consisted mainly of expenses related to foreign exchange rate fluctuations.

The Company’s reported GAAP net income attributable to controlling interest for the first quarter of 2013 of $10.5 million compared to $4.8 million in the same quarter in the prior year. Diluted earnings per share for the first quarter were $0.30 on 35.0 million shares compared to $0.18 per diluted ordinary share on 27.5 million shares in the prior year’s first quarter.

Adjusted net income attributable to controlling interest for the first quarter was $11.3 million, an increase of 52.1%, compared to $7.4 million in the same quarter in the prior year. Adjusted earnings per diluted share for this year’s first quarter were $0.32 compared to $0.27 per diluted ordinary share in the prior year period.

The Company’s balance sheet as of March 31, 2013 remained solid with a cash balance of $73.2 million.  Net cash grew by $3.1 million from December 31, 2012 and was $52.9 million as of March 31, 2013. The Company continues to believe its cash position and expected cash flows will be sufficient to fund its need for capital expenditures and working capital for the foreseeable future.

Guidance

Today, the Company reiterated its revenue guidance for the full year of 2013 in the range of $330 million to $340 million.  The Company also maintained its adjusted EBITDA guidance of a range of $76 million to $80 million, but now believes, given the strong first quarter performance, that its results will be in the upper part of this range.

Conference Call Details

Yosef Shiran, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call today, May 8, 2013, at 8:30 a.m. ET to discuss the results of the first quarter ended March 31, 2013, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-857-6177 or +1-719-325-4748 (international). Israeli participants can dial in at 1-80-925-8243. The pass code is 8587578.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 8587578. The replay will be available beginning at 11:30 a.m. ET on May 8, 2013 and will last through 11:59 PM EST May 22, 2013.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Senior Managing Director
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2013	December 31, 2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,541	$29,033
Short-term bank deposits	58,700	43,700
Trade receivables	46,030	44,066
Other accounts receivable and prepaid expenses	20,186	16,238
Inventories	54,232	50,550

Total current assets	193,689	183,587

LONG-TERM INVESTMENTS:
Severance pay fund	3,543	3,424
Long-term deposits and prepayments	1,426	1,198

Total long-term investments	4,969	4,622

PROPERTY, PLANT AND EQUIPMENT, NET	74,788	72,987

OTHER ASSETS	15,975	16,898

GOODWILL	43,068	42,955

Total assets	$332,489	$321,049

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$5,289	$5,248
Current maturities of long-term loans	2,793	5,500
Trade payables	39,113	36,925
Account payables to related parties	2,309	2,888
Accrued expenses and other liabilities	16,008	15,314

Total current liabilities	65,512	65,875

LONG-TERM LIABILITIES:

Long-term loan and a financing leaseback from related party	12,275	12,188
Capital leases	-	2
Accrued severance pay	4,173	3,987
Long-term warranty provision	1,620	1,599
Deferred tax liabilities, net	6,118	6,375

Total long-term liabilities	24,186	24,151

REDEEMABLE NON-CONTROLLING INTEREST	7,154	7,106

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares	363	360
Additional paid-in capital	136,323	135,437
Accumulated other comprehensive income	8,830	8,517
Retained earnings	90,121	79,603

Total equity	235,637	223,917

Total liabilities and equity	$332,489	$321,049

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2013	2012

Revenues	$76,444	$67,346
Cost of revenues	42,227	39,195

Gross profit	34,217	28,151

Operating expenses:
Research and development, net	473	737
Marketing and selling	12,474	11,894
General and administrative	8,199	8,359

Total operating expenses	21,146	20,990

Operating income	13,071	7,161
Finance expenses, net	189	1,455

Income before taxes on income	12,882	5,706
Taxes on income	2,172	755

Net income	10,710	4,951

Net income attributable to non-controlling interest	(192)	(129)
Net income attributable to controlling interest	$10,518	$4,822
Diluted net income per share of ordinary shares	$0.30	$0.18
Weighted average number of ordinary shares used in computing basic income per share	34,593,529	27,471,052
Weighted average number of ordinary shares used in computing diluted income per share	34,983,519	27,480,484

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of cash flows

	Three months ended March 31,
U.S. dollars in thousands	2013	2012

Cash flows from operating activities:

Net income	$10,710	$4,951
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,613	3,589
Share-based compensation expense	889	908
Accrued severance pay, net	67	28
Changes in deferred tax, net	(41)	(651)
Capital gains	(14)	-
Foreign currency translation gains	(27)	(167)
Increase in trade receivables	(1,964)	(4,520)
Increase in other accounts receivable and prepaid expenses	(4,392)	(3,147)
Increase in inventories	(3,682)	(5,090)
Increase in trade payables	647	2,418
Increase in warranty provision	55	25
Increase in accrued expenses and other liabilities including related parties	249	3,529

Net cash provided by operating activities	6,110	1,873

Cash flows from investing activities:

Investment in short-term deposits	(15,000)	-
Purchase of property, plant and equipment	(2,793)	(624)
Acquisition of the business of Prema Asia Marketing PTE Ltd.	-	(150)
Decrease in long-term deposits	-	19

Net cash used in investing activities	(17,793)	(755)

Cash flows from financing activities:

Receipt from issuance of ordinary shares, net	-	66,916
Repayment of long-term loans	(2,684)	(3,465)
Short-term bank credit and loans, net	41	(100)
Repayment of a financing leaseback related to Bar-Lev transaction	(280)	-

Net cash provided by (used in) financing activities	(2,923)	63,351

Effect of exchange rate differences on cash and cash equivalents	114	(1,917)

Increase (decrease) in cash and cash equivalents	(14,492)	62,552
Cash and cash equivalents at beginning of year	29,033	11,950

Cash and cash equivalents at end of year	14,541	74,502

non - cash investing and financing activities:
Declared dividend	-	27,182
Purchase of fixed assets with credit from suppliers	1,740	2,986
Receipt from issue of shares	-	(10,275)
IPO deferred expenses	-	1,722

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2013	2012

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$10,710	$4,951
Finance expenses, net	189	1,455
Taxes on income	2,172	755
Depreciation and amortization	3,613	3,589
Excess cost of acquired inventory (a)	70	469
Share-based compensation expense (b)	889	243
IPO bonus (c)	-	1,970
Caesarstone USA contingent consideration adjustment (d)	-	255
Adjusted EBITDA	$17,643	$13,687

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the company's subsidiaries, Caesarstone USA's inventory at the time of its acquisition and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory, which adversely impacts the company's gross margins until such inventory is sold. The majority of the inventory purchased from the Australian distributor was sold in 2012.

(b)
In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted to the Company's Chief Executive Officer in January 2009. In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

(c)
Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's initial public offering, or IPO.

(d)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.

Caesarstone Sdot-Yam Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2013	2012

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$10,518	$4,822
Excess cost of acquired inventory (a)	70	469
Share-based compensation expense (b)	889	243
IPO bonus (c)	-	1,970
Caesarstone USA contingent consideration adjustment (d)	-	255
Total adjustments before tax	959	2,937
Less tax on above adjustments (e)	162	321
Total adjustments after tax	797	2,616

Adjusted net income attributable to controlling interest	$11,315	$7,438
Adjusted diluted EPS	0.32	0.27

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the company's subsidiaries, Caesarstone USA's inventory at the time of its acquisition and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory, which adversely impacts the company's gross margins until such inventory is sold. The majority of the inventory purchased from the Australian distributor was sold in 2012.

(b)
In 2012, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as changes in the value of share-based rights granted in January 2009 to the Company's Chief Executive Officer. In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

(c)	Consists of the payment of $1.72 million to certain employees of the Company and $0.25 million to the Company's Chairman for their contribution to the completion of the Company's IPO.

(d)	Relates to the change in fair value of the contingent consideration that was part of the consideration transferred in connection with the acquisition of Caesarstone USA.

(e)
The tax adjustments for the first quarter of 2012 were based on the effective tax rate for 2011. The tax adjustments for the first quarter of 2013 were based on the effective tax rate for the first quarter of 2013.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended March 31,
U.S. dollars in thousands	2013	2012

USA	23,706	18,774
Australia	19,383	19,031
Canada	10,715	8,797
Israel	10,553	9,265
Europe	5,892	5,725
Rest of World	6,195	5,754
	$76,444	$67,346